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                          October 19, 2022

       Mr. Franco Valle
       Chief Financial Officer
       Biomea Fusion, Inc.
       900 Middlefield Road, 4th Floor
       Redwood City, CA 94063

                                                        Re: Biomea Fusion, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on October
14, 2022
                                                            File No. 333-267884

       Dear Mr. Franco Valle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alicia Tschirhart